[Translation]

SHARE EXCHANGE AGREEMENT

January 29, 2016

Toyota Motor Corporation
Daihatsu Motor Co., Ltd.

SHARE EXCHANGE AGREEMENT

Toyota Motor Corporation (“Toyota”) and Daihatsu Motor Co., Ltd. (“Daihatsu”) have entered into this Share Exchange Agreement (this “Agreement”) on January 29, 2016 (the “Execution Date”) as follows:

Article 1.	Share Exchange

Toyota and Daihatsu shall conduct a share exchange through which Toyota will become the wholly owning parent company of Daihatsu and Daihatsu will become a wholly owned subsidiary of Toyota (the “Share Exchange”), and through which Toyota shall acquire all of the issued shares of Daihatsu (except for the shares of Daihatsu already held by Toyota; this same exception shall apply hereinafter).

Article 2.	Trade Names and Addresses of the Parties

The trade names and addresses of Toyota and Daihatsu are as follows:

Toyota:	Trade Name:	Toyota Motor Corporation
	Address:	1 Toyota-cho, Toyota City, Aichi Prefecture

Daihatsu:	Trade Name:	Daihatsu Motor Co., Ltd.
	Address:	1-1, Daihatsu-cho, Ikeda City, Osaka Prefecture

Article 3.	Shares to be Delivered Upon the Share Exchange and Allotment Thereof

1
Upon effectiveness of the Share Exchange, Toyota shall deliver to shareholders of Daihatsu common stock (excluding Toyota; this same exclusion shall apply hereinafter), in exchange for Daihatsu common stock, the number of Toyota common stock calculated by multiplying the total number of Daihatsu common stock held by the holders of Daihatsu common stock as of the time immediately preceding the Share Exchange (the “Record Time”) by 0.26.

2
Upon effectiveness of the Share Exchange, Toyota shall allot to shareholders of Daihatsu common stock as of the Record Time 0.26 share of Toyota common stock for each of Daihatsu’s common stock held by such shareholders.

3
With respect to any fractional shares comprising less than one share of Toyota common stock that are required to be allotted and delivered under the preceding two Paragraphs, Toyota shall handle them in accordance with Article 234 of the Companies Act or other relevant laws and regulations.

Article 4.	Amounts of Stated Capital and Reserves of Toyota

The increases in the amounts of the stated capital, capital reserves and retained earnings reserves of Toyota due to the Share Exchange are as follows:

(1)	Stated Capital:	JPY 0

(2)	Capital Reserves:	Minimum amount required to be increased pursuant to applicable laws and regulations.
(3)	Retained Earnings Reserves:	JPY 0

Article 5.	Effective Date

The date on which the Share Exchange takes effect (the “Effective Date”) shall be August 1, 2016; provided, however, that Toyota and Daihatsu may change such date as necessary in accordance with the progress of the Share Exchange, upon mutual consultation.

Article 6.	Shareholders Meeting to Approve the Share Exchange Agreement

1
Pursuant to the provisions of Article 796, main clause of Paragraph 2 of the Companies Act, Toyota shall conduct the Share Exchange without obtaining the approval at a shareholders meeting stipulated in Article 795, Paragraph 1 of the Companies Act; provided, however, that if, pursuant to the provisions of Article 796, Paragraph 3 of the Companies Act, approval of this Agreement at a shareholders meeting of Toyota becomes necessary, Toyota shall obtain the approval of this Agreement at a shareholders meeting no later than the day immediately preceding the Effective Date.

2
Daihatsu shall obtain shareholders’ approval of this Agreement pursuant to Article 783, Paragraph 1 of the Companies Act at the annual general meeting of shareholders scheduled to be convened in late June 2016.

Article 7.	Duty of Care, Other

1
During the period commencing from the Execution Date until the Effective Date, each of Toyota and Daihatsu shall conduct its business and manage its assets with the due care of a prudent manager, and Toyota and Daihatsu shall consult with each other before either party takes any action that would materially affect such assets, rights or obligations.

2
By resolution of the Board of Directors of Daihatsu at a meeting of the Board of Directors to be held no later than the day immediately preceding the Effective Date, Daihatsu shall cancel, immediately before the Record Time, all of its treasury stock held by Daihatsu immediately before the Record Time (including treasury stock to be acquired through the purchases related to any dissenting shareholders’ exercise of their appraisal rights pursuant to Article 785, Paragraph 1 of the Companies Act in connection with the Share Exchange).

Article 8.	Modification and Termination of this Agreement

Toyota and Daihatsu may, upon mutual consultation, modify this Agreement, including terms and conditions of the Share Exchange, cancel the Share Exchange or terminate this Agreement, if, during the period commencing from the Execution Date until the Effective Date, due to an act of god or other events, (i) a material change occurs to the assets or results of operations of Toyota or Daihatsu, (ii) a material impediment arises in the implementation of the Share Exchange or (iii) it otherwise becomes difficult to achieve the purpose of this Agreement.

Article 9.	Force and Effect of this Agreement

This Agreement shall cease to have any effect if (i) this Agreement is not approved at a shareholders meeting of Toyota no later than the day immediately preceding the Effective Date as set forth in Article 6, Paragraph 1 of this Agreement, if a shareholder holding the number of shares stipulated under Article 197 of the Ordinance of Enforcement of the Companies Act has submitted the notification pursuant to Article 796, Paragraph 3 of the Companies Act, (ii) this Agreement is not approved at a shareholders meeting of Daihatsu no later than the day immediately preceding the Effective Date as set forth in Article 6, Paragraph 2 of this Agreement, (iii) any of the approvals from the relevant regulatory authorities that are required by the laws and regulations of Japan or any other jurisdiction are not obtained, including, but not limited to, failure of any filings submitted to the relevant regulatory authorities to take effect, or (iv) the Share Exchange has been canceled or this Agreement has been terminated pursuant to preceding Article 8.

Article 10.	Matters for Consultation

In addition to the matters set forth in this Agreement, matters necessary with respect to the Share Exchange shall be determined by consultation between Toyota and Daihatsu in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate, and upon signing hereof by both parties, each of Toyota and Daihatsu retains one (1) original hereof.

January 29, 2016

Toyota: 1 Toyota-cho, Toyota City, Aichi Prefecture Toyota Motor Corporation Director and President /s/ AKIO TOYODA

Daihatsu: 1-1, Daihatsu-cho, Ikeda City, Osaka Prefecture Daihatsu Motor Co., Ltd. Director and President /s/ MASANORI MITSUI